-------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           ---------------------------


                                 AMENDMENT NO. 1
                                       to


                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
                           ---------------------------


                               IMO INDUSTRIES INC.
                                (Name of Issuer)
                           ---------------------------



                              II ACQUISITION CORP.
                                IMO MERGER CORP.
                                 STEVEN M. RALES
                                MITCHELL P. RALES
                       (Name of Persons Filing Statement)
                           ---------------------------


        COMMON STOCK, $1.00 PAR VALUE PER SHARE, AND ASSOCIATED RIGHTS TO PURCHASE SERIES B JUNIOR PARTICIPATING PREFERRED STOCK $1.00 PAR VALUE
                                   PER SHARE
                         (Title of Class of Securities)
                           ---------------------------


                                    452540107
                      (CUSIP Number of Class of Securities)

                                  JOHN A. YOUNG
                              II ACQUISITION CORP.
                             9211 FOREST HILL AVENUE
                                    SUITE 109
                               RICHMOND, VA 23235

 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
              Communications on Behalf of Persons Filing Statement)

                                 WITH COPIES TO:

                             MEREDITH M. BROWN, ESQ.
                              DEBEVOISE & PLIMPTON
                                875 THIRD AVENUE
                               NEW YORK, NY 10022
                                 (212) 909-6000

           THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

This statement is filed in connection with (check the appropriate box):

a.    / / The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.    / /  The filing of a registration statement under the Securities Act of
           1933.
c.    / /  A tender offer
d.    /X/  None of the above.
           Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: / /

                                  INTRODUCTION



This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by (i) II Acquisition Corp., a Delaware corporation ("IIAC"),
(ii) Imo Merger Corp., a Delaware corporation and wholly-owned subsidiary of IIAC ("Merger Sub"), (iii) Steven M. Rales, an individual, and (iv) Mitchell P. Rales, an individual and together with Steven M. Rales, the controlling stockholders of IIAC, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13e-3 thereunder, in connection with a "short-form" merger (the "Merger") of Merger Sub with and into Imo Industries Inc., a Delaware corporation (the "Company"), pursuant to Section 253 of the Delaware General Corporation Law ("DGCL"). The effective date of the merger will be July 2, 1998.

The Merger is intended to be the second step in the acquisition by IIAC of the entire equity interest in the Company. In August 1997, IIAC acquired 92.8% of the Company's common stock, $1.00 par value per share (the "Shares"), through a tender offer (the "Tender Offer") at a price of $7.05 per Share, in a transaction that was unanimously approved by the directors of the Company, none of whom were affiliated with IIAC. In the Merger, IIAC will acquire the remaining equity interest in the Company at a price of $7.05 per Share.

On June 1, 1998, IIAC contributed to Merger Sub 100% of IIAC's holdings of the Shares. Under the DGCL, no action is required by the stockholders of the Company, other than Merger Sub (through its Board of Directors), for the Merger to become effective. The Company will be the surviving corporation in the Merger and, as a result of the Merger, will become a wholly-owned subsidiary of IIAC. Upon the consummation of the Merger, each of the remaining outstanding Shares (other than Shares held by Merger Sub, the Company and holders who properly exercise dissenters' rights under Delaware law) will be automatically converted into the right to receive $7.05 in cash, without interest, upon surrender of the certificate for such Share to First Chicago Trust Company of New York, as Paying Agent. Both the redemption procedure and the statutory appraisal rights are described in fuller detail in the Notice of Merger and Appraisal Rights and the accompanying Letter of Transmittal, which documents accompany this Schedule 13E-3 and should be studied with care.


                                 SPECIAL FACTORS

           THE INFORMATION CONTAINED IN ITEMS 7, 8 AND 9 HEREOF CONSTITUTE SPECIAL FACTORS, AND SPECIAL CONSIDERATION SHOULD BE GIVEN THERETO.

ITEM 1.   ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION

(a) The name of the issuer is Imo Industries Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 1009 Lenox Drive, Building Four West, Lawrenceville, New Jersey 08648-0550.

(b) The class of equity securities which is the subject of the Rule 13e-3 transaction is the Common Stock, par value $1.00 per share, of the Company (the "Shares"), including the associated rights to purchase shares of the Company's Series B Junior Participating Preferred Stock, par value $1.00 per share (the "Rights"), issued pursuant to the Rights Agreement, dated as of April 30, 1997 (as amended from time to time, the "Rights Agreement"), between the Company and First Chicago Trust Company of New York, as Rights Agent. An aggregate of 17,127,859 Shares were outstanding as of May 29, 1998. The Company had 12,756 holders of record of the Shares as of May 28, 1998.

(c) The Shares are listed and principally traded on the New York Stock Exchange. The following table sets forth for the fiscal quarters indicated, the high and low sale prices per share on the New York Stock Exchange, as reported by Bloomberg L.P., since January 1, 1996. On May 29, 1998, the closing price per Share as reported on the New York Stock Exchange was $6.75. STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.



         Period Covered                           High                                 Low
         --------------                           ----                                 ---
Fiscal 1996

      First Quarter                              $7  5/8                            $5  3/4

      Second Quarter                             8  1/8                              5  1/4

      Third Quarter                              5  7/8                              4  7/8

      Fourth Quarter                             5  5/8                              2  3/4

Fiscal 1997

      First Quarter                              3  7/8                              2  7/8

      Second Quarter                             5  7/8                              2  1/4

      Third Quarter                                 7                                5  3/4

      Fourth Quarter                             6  3/8                              4  1/2

Fiscal 1998

      First Quarter                              6  7/8                              4  1/2

      Second Quarter (through                    7  1/4                              6  1/2
      May 29, 1998)



(d) The Company did not declare or pay any dividends during 1996, 1997, the first quarter of 1998, or the second quarter of 1998 (through June 1st). The Company's long-term debt agreements contain, among other provisions, restrictions on retained earnings available for payment of dividends. Under the most restrictive provisions, the Company is prohibited from declaring or paying cash dividends through at least August 29, 2002. Furthermore, one of the long-term debt agreements contains restrictions on the declaration and payments of dividends based on certain financial ratios through May 1, 2006.

(e) Neither the Company nor any affiliate filing this schedule had made an underwritten public offering of the Shares for cash during the past 3 years which was registered under Securities Act of 1933 or exempt from registration thereunder pursuant to Regulation A.

(f) Neither the Company nor any affiliate of the Company has purchased any Shares since the closing of IIAC's tender offer (the "Tender Offer") for all of the Shares, at $7.05 per Share, in August 1997.



ITEM 2.    IDENTITY AND BACKGROUND

(a) - (d)
and (g) This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed jointly by (i) II Acquisition Corp., a Delaware corporation ("IIAC"), (ii) Imo Merger Corp., a Delaware corporation and wholly-owned subsidiary of IIAC ("Merger Sub"), (iii) Steven M. Rales, an individual, and (iv) Mitchell P. Rales, an individual.

           IIAC, a Delaware corporation, is a holding company that prior to June 1, 1998 owned 92.8% of the Shares of the Company. On June 1, 1998, IIAC contributed all of the Shares that it owned to Merger Sub. IIAC currently owns all of the outstanding equity of Merger Sub. Merger Sub is a newly incorporated Delaware corporation organized to effect the Merger and has not engaged in any other activities since its formation. The principal executive offices of IIAC and Merger Sub are each located at 9211 Forest Hill Road, Suite 109, Richmond, Virginia 23235. Steven M. Rales and Mitchell P. Rales are brothers and controlling stockholders of IIAC. The following table sets forth the name, present principal employment, and five-year employment history of the directors, executive officers and controlling persons of each of IIAC and Merger Sub. Each individual in the following table is a United States citizen.


    Name                  Principal Occupation or Employment                 Five-Year Employment History
    ----                  ----------------------------------                 ----------------------------
Steven M. Rales           Chairman of the Board of Directors        Mr. Rales is Chairman of the Board of Danaher Corporation,
                          of Danaher Corporation                    a manufacturer of tools and process/environmental controls products, and has held that position since 1984.  Mr. Rales is a director of IIAC, Merger Sub and the Company, and has held those directorships since 1997, 1998 and 1997,
                                                                    respectively.  Mr. Rales was a General Partner of Equity
                                                                    Group Holdings, a general partnership located in
                                                                    Washington, D.C., with interests in manufacturing
                                                                    companies, media operations, and publicly traded
                                                                    securities, from 1979 until its dissolution in 1997.  Mr.
                                                                    Rales is also a director of Colfax Capital Corp., Janelia
                                                                    Farm Corp. and American Enterprises MPT Corp. and has held those directorships from 1997, 1988 and 1996, respectively.
                                                                    Mr. Rales is also a Member of the Board of Managers of
                                                                    Constellation Capital Partners LLC, a private equity firm.
                                                                    Mr. Rales is also a founder and has been Chairman of Colfax
                                                                    Communications, Inc. since 1991. He is also a founder of
                                                                    Wabash National Corporation and was its Chairman of the
                                                                    Board of Directors until 1994.

Mitchell P. Rales         Chairman of the Executive Committee       Mr. Rales has been a director of Danaher Corporation since
                          of the Board of Directors of              1984 and has been Chairman of its Executive Committee since
                          Danaher Corporation                       1990.  He is a director of IIAC, Merger Sub and the
                                                                    Company, and has held those directorships since 1997, 1998
                                                                    and 1997, respectively.   Mr. Rales was a General Partner
                                                                    of Equity Group Holdings from 1979 to 1997.   Mr. Rales is
                                                                    also a director of Colfax Capital Corp., Janelia Farm Corp.
                                                                    and American Enterprises MPT Corp. and has held those
                                                                    directorships from 1997, 1988 and 1996, respectively. Mr.
                                                                    Rales is also a Member of the Board of Managers of
                                                                    Constellation Capital Partners LLC.  Mr. Rales is also a
                                                                    founder and has been a director of Colfax Communications,
                                                                    Inc., since 1991. He is also a founder of Wabash National
                                                                    Corporation and was a director until 1994.

Philip W. Knisely         Chairman, Chief Executive Officer         Mr. Knisely became a director, Chief Executive Officer and
                          and President of the Company              President of the Company in August 1997.  He was named
                                                                    Chairman of the Board in November 1997. Mr. Knisely has
                                                                    been the President and Chief Executive Officer of IIAC
                                                                    and Merger Sub since 1997 and 1998, respectively. Since
                                                                    1995, Mr. Knisely has been on the Board of Managers and
                                                                    has been President of Constellation Capital Partners LLC.
                                                                    He has also been director and President of American
                                                                    Enterprises MPT Corp. since 1996. From 1988 to 1995, he
                                                                    was President of AMF Industries, a privately held
                                                                    diversified manufacturing company at 8100 AMF Drive,
                                                                    Mechanicsville, VA 23111.

John A. Young             Vice President, Treasurer, Chief          Mr. Young joined the Company as Vice President and
                          Financial Officer, and Assistant          Assistant Secretary in August 1997.  He was named Treasurer
                          Secretary of the Company                  and Chief Financial Officer in November 1997.  Mr. Young
                                                                    has been the Vice President of  IIAC and Merger Sub since
                                                                    1997 and 1998, respectively.  Since 1995, Mr. Young has
                                                                    been Vice President of Constellation Capital Partners LLC.
                                                                    Mr. Young has also been the Vice President of American
                                                                    Enterprises MPT Corp. since 1996. From 1992 to 1995, he was
                                                                    Director of Corporate Development of AMF Industries located at 8100 AMF Drive, Mechanicsville, VA 23111.

Michael G. Ryan           Vice President of the Company             Mr. Ryan joined the Company as Vice President in August
                                                                    1997.  He has been Secretary of  IIAC and Merger Sub since
                                                                    1997 and 1998, respectively.  Mr. Ryan was the Chief
                                                                    Financial Officer of Equity Group Holdings from 1985 to
                                                                    1997.  Mr. Ryan is Vice President of Constellation Capital
                                                                    Partners LLC, Colfax Communications, Inc. and American
                                                                    Enterprises MPT Corp. and has held those vice presidencies since 1995, 1991 and 1996, respectively.  He is also
                                                                    President of Colfax Capital Corp. and Janelia Farm Corp.
                                                                    and has held those presidencies since 1997 and 1988,
                                                                    respectively.

Joseph O. Bunting III     Vice President and Secretary of the       Mr. Bunting joined the Company as Vice President in August
                          Company                                   1997 and became Secretary in November 1997.  He has been
                                                                    Treasurer of  IIAC since 1997.  He has been Treasurer of
                                                                    Merger Sub since 1998.  Mr. Bunting was Controller of
                                                                    Equity Group Holdings from 1987 to 1997. He is also a Vice
                                                                    President of Colfax Communications, Inc., Constellation
                                                                    Capital Partners LLC, Colfax Capital Corp., Janelia Farm
                                                                    Corp. and American Enterprises MPT Corp. and has held those vice presidencies since 1991, 1995, 1997, 1988 and 1996,
                                                                    respectively. He was also Vice President of Yield House,
                                                                    Inc. through 1993.



           The business address of each of Messrs. Steven M. Rales, Mitchell P. Rales, Michael G. Ryan and Joseph O. Bunting III is 1250 24th Street, N.W., Suite 800, Washington, DC 20037. The business address of Messrs. Philip W. Knisely and John A. Young is 9211 Forest Hill Avenue, Suite 109, Richmond, Virginia 23235.

(e)-(f) During the last five years, neither IIAC nor Merger Sub nor any of the individuals listed in the table in the response to Items 2(a)-(d) above, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.


ITEM 3.    PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS


(a)(1) Except as described under Items 3(a)(2) and 3(b), since January 1, 1996, the only transactions between the Company, on the one hand, and IIAC, Merger Sub, or their respective executive officers, directors or controlling persons, on the other hand, have been the following:

           On August 29, 1997, one day after IIAC acquired 92.8% of the Shares as a result of the Tender Offer, the Company and certain of its subsidiaries sold substantially all of the assets of its Instrumentation Business Segment ("Instrumentation") to Danaher Corporation, a company listed on the New York Stock Exchange, Inc. ("NYSE"), and certain of its subsidiaries for a purchase price of $85 million in cash and the assumption of liabilities. The agreement governing the transactions had been negotiated by Danaher Corporation and IIAC, which are affiliates, prior to the consummation of the Tender Offer. Steven M. Rales and Mitchell P. Rales are major stockholders of Danaher Corporation. Steven M. Rales is the Chairman of Danaher's Board of Directors and Mitchell P. Rales is the
           Chairman of the Executive Committee of Danaher's Board of Directors. The transaction was negotiated at arm's length and the Company received the opinion of an independent investment bank as to the fairness to the Company, from a financial standpoint, of the financial terms of the transaction taken as a whole. Net cash proceeds were used to reduce domestic senior debt.

           On December 31, 1997, the Company sold certain assets of its Delroyd business unit to Nuttall Gear LLC for $2.3 million in cash. Also on December 31, 1997, the Company acquired certain assets of the Centric Clutch business unit of Ameridrives International, L.P. for $1.3 million in cash. Nuttall Gear LLC and Ameridrives International, L.P. are subsidiaries of American Enterprise MPT Corporation. Steven M. Rales and Mitchell P. Rales collectively own 76% of American Enterprise MPT Corporation. The transactions were negotiated on an arm's length basis, and were based on the valuations of independent appraisers. Net cash proceeds were used to reduce domestic senior debt.

(a)(2)     On July 31, 1997, IIAC commenced the Tender Offer.  IIAC and its and (b) affiliates had been in negotiations with the Company for several weeks prior to the commencement of the Tender Offer, during the pendency of another tender offer in which United Dominion Industries Limited ("UDI") had offered to pay $6.00 per Share in cash for all the outstanding Shares. On July 25, 1997, IIAC and the Company entered into a Share Purchase Agreement, which provided, among other things, for the Tender Offer. On the same day, the Company notified UDI that it was terminating its agreement with UDI.

           The Tender Offer expired on August 27, 1997, and 92.8% of the Shares were validly tendered. Upon consummation of the Tender Offer, the members of the Board of Directors of the Company each resigned, and the current Board of Directors took office. Messrs. Neil D. Cohen and King David Boyer, Jr. were appointed as "Continuing Directors" for purposes of the Company's Certificate of Incorporation.

           On July 25, 1997, in connection with certain restrictions in the Company's Certificate of Incorporation, before consummation of the Tender Offer, the directors of the Company (none of whom were affiliated with IIAC) approved a business combination between IIAC and the Company, provided, among other things, that if the business combination occurred before July 25, 1998, holders of Shares would receive an amount in cash of not less than $7.05 per Share. In the Tender Offer, IIAC stated that it intended to consummate a merger with the Company if and when practicable, but noted that the indenture governing the Company's 11 3/4% Senior Subordinated Notes due May 1, 2006 (the "Notes") limited the ability of IIAC to consummate such a Merger.

           On September 16, 1997, the Company offered to repurchase all of the outstanding Notes at 101% of the principal amount. No Notes were tendered in the offer. On April 14, 1998, the Company commenced a consent solicitation seeking the approval of holders of the Notes to amend the indenture governing the Notes to permit the Company to complete a "short-form" merger with and into a wholly-owned subsidiary of IIAC. On May 6, 1998, the Company received sufficient consents to effect the proposed amendments, and entered into a supplemental indenture enacting the proposed amendments.

ITEM 4.    TERMS OF THE TRANSACTION

(a)-(b) On June 1, 1998, IIAC, which had been the 92.8% owner of the Shares, contributed 100% of its holdings of the Shares to Merger Sub, its newly incorporated and wholly-owned Delaware subsidiary. Merger Sub will be merged with and into the Company pursuant to Section 253 of the Delaware General Corporation Law ("DGCL"). Under the DGCL, because Merger Sub owns more than 90% of the Company, no action will be required by the stockholders of the Company, other than Merger Sub (through its Board of

           Directors), for the Merger to become effective. The effective date of the Merger will be July 2, 1998 (the "Effective Date of the Merger").

           The Company will be the surviving corporation in the Merger and, as a result of the Merger, will become a wholly-owned subsidiary of IIAC. At the Effective Date of the Merger, each of the remaining outstanding Shares (other than Shares held by Merger Sub, the Company, and holders who properly exercise dissenters' rights under Delaware law) will be automatically converted into the right to receive $7.05 in cash, without interest, upon surrender of the certificate for such Share to First Chicago Trust Company of New York, as Paying Agent (the "Paying Agent"). The Notice of Merger and Appraisal Rights and the accompanying Letter of Transmittal, which explain the redemption procedure and the statutory appraisal rights in fuller detail, are being sent to holders of the Shares together with this Schedule 13E-3.


ITEM 5.    PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE

      It is currently expected that, following the consummation of the Merger, the business and operations of the Company will, except as set forth in this Schedule 13E-3, be conducted by the Company substantially as they are currently being conducted. IIAC intends to continue to evaluate the business and operations of the Company with a view to maximizing the Company's potential. As such, it will take such actions as it deems appropriate under the circumstances and market conditions then existing. The Company currently intends to terminate the registration of the Shares under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") following the Merger, which would result in the suspension of the Company's duty to file reports pursuant to Section
      15(d) of the Exchange Act. The Company also intends, following the Merger, to delist its Shares from the NYSE.

      Certain affiliates of the Company are considering restructuring various assets and entities (including the Company) that are directly or indirectly owned or controlled by such affiliates. Any such restructuring would occur subsequent to the Merger, and as part of any such restructuring, IIAC's ownership of the Company may be transferred to another entity or be combined with the ownership of other entities. In connection with any such restructuring, subject to market conditions, such affiliates may pursue any of a variety of capital transactions involving their combined holdings including, but not limited to, (i) acquiring other manufacturing assets or companies, (ii) combining all or a part of such holdings with a third party or (iii) pursuing a public offering of the holder of the combined interests. Furthermore, in addition to or as part of any such transactions, such affiliates may deem it appropriate to pursue certain refinancing transactions involving the Company, including, but not limited to, (i) refinancing the Notes, or (ii) refinancing the Company's bank debt. However, no specific plans regarding any restructuring involving the Company or any of its assets have been considered by IIAC or its affiliates, and no assurance can be given as to the timing of any such actions or whether they will occur at all.

      As a consequence of the Merger, the equity capitalization of the Company will be changed, although the debt capitalization will be unaffected by the Merger. Following the Merger, the equity of the Company will consist of 100 shares of common stock, $0.01 par value per share, all of which will be owned by IIAC.


ITEM 6.    SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

(a);(c) The total amount of funds required to consummate the Merger and to pay related fees and expenses is estimated to be approximately $9 million. The Merger will be funded through contributions of equity to the Company by IIAC. IIAC will obtain such funds through revolving loans with each of its principal stockholders, Messrs. Steven M. Rales and Mitchell P. Rales, for this purpose. Each such loan will be in the form of a Subordinated Note due May 15, 2008, with a committed face amount of $4,500,000 and a variable interest rate equal to the sum of (a) the rate published from time to time in the Wall Street Journal, as its "prime" rate determined with respect to the date that is two business days prior to the applicable interest payment date and (b) 0.375%, from the date of such note, payable in arrears on the fifteenth day of November and May of each year.

(b) The estimated fees and expenses incurred and to be incurred by IIAC, Merger Sub and the Company in connection with the Merger will be paid by the Company and are as follows:


                    Paying Agent fees..........................                $5,000

                    Legal fees.................................                $140,000

                    Accounting fees............................                $10,000

                    SEC filing fees............................                $1,723

                    Printing and mailing.......................                $25,000

                    Miscellaneous..............................                $3,277



ITEM 7.    PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS

(a)-(c) The purpose of the Merger is to enable IIAC to acquire the remaining equity interest in the Company, as well as to provide a source of liquidity to the minority stockholders who desire to convert their interests to cash. The Merger is also expected to enhance operating flexibility and to reduce expenses. IIAC and Merger Sub are structuring the transaction as a "short-form" merger under Section 253 of the DGCL to minimize the costs associated with effecting the Merger.

           IIAC is undertaking the transaction at this time because the final obstacles to such a transaction have now been removed. On July 31, 1997, IIAC commenced the Tender Offer. At the time of the Tender Offer, IIAC stated its intention to purchase, if and when practicable, any minority interest not acquired during the Tender Offer. Prior to the commencement of the Tender Offer, the Company made appropriate amendments to the Rights Agreement to permit a second-step merger. The Company's directors (none of whom were affiliated with IIAC), in order to nullify certain restrictive provisions in the Company's Certificate of Incorporation, approved a business combination between IIAC (or an affiliate thereof) and the Company, provided, among other things, that if the business combination occurred before July 25, 1998, holders of Shares would receive an amount in cash of not less than $7.05 per Share. However, if IIAC had effected a second-step merger, the Company would have been in breach of certain restrictive covenants in the indenture governing the Notes. On April 14, 1998, the Company commenced a consent solicitation to holders of the Notes seeking approval to amend the indenture governing the Notes to permit the Company to effect the Merger. On May 6, 1998, the Company received the requisite consents and executed a supplemental indenture enacting the proposed amendments. Having removed the obstacles to acquiring the remaining equity interest in the Company at the Tender Offer price, IIAC intends now to effect the Merger.

           In addition to the foregoing, certain correspondence from the NYSE indicated that the Shares, which already trade infrequently, could become even more illiquid. Specifically, on March 16, 1998, the Company received a letter from the NYSE indicating the NYSE's determination that the Company had fallen below certain continued listing criteria, and that the NYSE was carefully considering the appropriateness of the continued listing of the Shares. The Company has been in contact with representatives of the NYSE, has taken the position that the NYSE should maintain the listing of the Shares, and has sought to persuade the NYSE to continue such listing. There can be no assurance, however, that the NYSE will not attempt to delist the Shares, and their future liquidity and market value may thus be adversely affected. The Merger thus affords holders of the Shares an outlet for liquidity, and is responsive to requests received by the Company following the expiration of the Tender Offer from unaffiliated holders of the Shares to purchase their Shares at $7.05 per Share.


(d)        Certain Effects of the Merger

           If the Merger is consummated, holders of the Shares (other than Shares held by Merger Sub, the Company, and persons who have properly exercised dissenters' rights under Delaware law) will have the right to receive $7.05 per Share in cash, without interest, upon surrender of the certificate for such Share to the Paying Agent.

           As a result of the Merger, such stockholders will cease to have any ownership interest in the Company, and will cease to participate in future earnings and growth, if any, of the Company. Moreover, if the Merger is consummated, public trading of the Shares will cease. IIAC intends to have the Shares delisted from the NYSE. In addition, as a consequence of the Merger, IIAC intends to deregister the Shares under the Exchange Act; the Company will no longer be required under the federal securities laws to file reports with the Commission and will no longer be subject to the proxy rules under the Exchange Act. However, as long as the Notes are outstanding, the Company will continue to make periodic filings with the Commission as required by the indenture governing the Notes.

           The Shares are currently "margin securities," as such term is defined under the rules of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing banks to extend credit on the collateral of such securities. Depending upon certain factors, following the Merger, it is possible that the Shares might no longer constitute "margin securities" for purposes of the margin regulations of the Federal Reserve Board, in which event such Shares might no longer be eligible for collateral for loans made by banks.

           In the Merger, IIAC will pay approximately $8.6 million plus expenses to acquire the equity interest represented by the Shares it does not already own. As a result of the Merger, IIAC will increase its ownership of the Company from 92.8% to 100%.

           On a pro forma basis, IIAC's beneficial interest in the Company's net book value (shareholder's equity) at April 3, 1998 would increase from $81.3 million to $87.6 million, and its share of the Company's net losses for the three months then ended would increase from $2.1 million to $2.3 million.


           Certain Federal Income Tax Consequences of the Merger.

           The following discussion summarizes the material United States federal income tax consequences of the Merger, based on the Internal Revenue Code of 1986, as amended (the "Code"), currently applicable Treasury regulations, and judicial and administrative decisions and rulings. Future legislative, judicial or administrative changes or interpretations could alter or modify the statements and conclusions set forth herein, and any such changes or interpretations could be retroactive and could affect the tax consequences to holders of Shares.

           The discussion below does not purport to deal with all aspects of United States federal income taxation that may affect particular stockholders in light of their individual circumstances, and does not deal with stockholders subject to special treatment under the federal income tax law (including insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign persons, stockholders who hold their Shares as part of a hedge, appreciated financial position, straddle or conversion transaction, stockholders who do not hold their stock as capital assets and stockholders who have acquired their Shares upon the exercise of employee options or otherwise as compensation).

           A stockholder whose shares are converted, pursuant to the Merger, into a right to receive cash will recognize gain or loss equal to the difference between (i) the amount of cash that such stockholder receives in the Merger and (ii) such stockholder's adjusted tax basis in such Shares, assuming that such stockholder redeems all of the Shares that such stockholder actually owns or constructively owns under Section 318 of the Code. Such gain or loss will be capital gain or loss, and generally will be long-term capital gain or loss if at the Effective Date of the Merger the stockholder's holding period for the Shares is more than one year. Under recently enacted legislation, a reduced rate on capital gains will apply to an individual stockholder if the stockholder's holding period for the Shares is more than 18 months at the Effective Date of the Merger. Holders of Shares should be aware that the Paying Agent will be required in certain cases to withhold and remit to the United
           States Treasury 31% of amounts payable in the Merger to any stockholder that (i) has provided either an incorrect tax identification number or no number at all, (ii) is subject to backup withholding by the Internal Revenue Service for failure to report the receipt of interest or dividend income properly, or (iii) has failed to certify to the Paying Agent that such stockholder is not subject to backup withholding or that such stockholder is an "Exempt Recipient." Backup withholding is not an additional tax, but rather may be credited against the taxpayer's tax liability for the year.

           Neither IIAC, nor Messrs. Steven M. Rales and Mitchell P. Rales, nor the Company expects to recognize any gain, loss or income by reason of the Merger.

           EACH HOLDER OF SHARES IS STRONGLY URGED TO CONSULT WITH SUCH HOLDER'S TAX ADVISER TO DETERMINE THE PARTICULAR UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO SUCH HOLDER IN LIGHT OF SUCH HOLDER'S SPECIFIC CIRCUMSTANCES, AS WELL AS THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.


ITEM 8.    FAIRNESS OF THE TRANSACTION

(a)-(f) Each of IIAC and Merger Sub believes that the transaction described in this Schedule 13E-3 is fair to the public stockholders of the Company. In reaching such determinations, the following factors were considered. The discussion of the factors considered is not intended to be exhaustive but summarizes the material factors considered.


           - The fact that the price per Share ($7.05) is the same price as that offered in the Tender Offer, which was unanimously recommended by the Company's directors, none of whom was affiliated with IIAC. The Company's Board of Directors at that time had obtained an opinion of Credit Suisse First Boston Corporation, dated July 25, 1997, to the effect that, subject to the matters set forth therein, the consideration to be received by holders of Shares in the Tender Offer was, as of the date of such opinion, fair to such holders from a financial point of view. (Because such opinion was delivered to the Company's board of directors prior to the consummation of the Tender Offer, neither IIAC, Merger Sub, the Company nor any of their respective officers or directors is aware of the assumptions or analyses that underlie such opinion. IIAC and Merger Sub considered the opinion relevant to their analysis of the fairness of the Merger, because it was delivered less than one year ago by an investment bank of nationally recognized standing to its long-standing client in connection with a proposed acquisition of the Company.) Holders of more than 92% of the Shares tendered their Shares in response to the Tender Offer, and, since the expiration of the Tender Offer, the Company has received requests to purchase Shares at $7.05 per Share from unaffiliated stockholders who failed to tender such Shares in the Tender Offer.



           - The fact that, immediately prior to the Tender Offer, UDI had offered to purchase all the outstanding Shares at $6.00 per Share, and the Company's Board of Directors had received a fairness opinion from Credit Suisse First Boston Corporation as to the $6.00 offer price, along the same lines as the opinion described above. (Because such opinion was delivered to the Company's board of directors prior to the consummation of the Tender Offer, neither IIAC, Merger Sub, the Company nor any of their respective officers or directors is aware of the assumptions or analyses that underlie such opinion. IIAC and Merger Sub considered the opinion relevant to their analysis of the fairness of the Merger, because it was delivered less than one year ago by an investment bank of nationally recognized standing to its long-standing client in connection with a proposed acquisition of the Company.) The Merger price per Share represents a premium of 17.5% over the price offered by UDI.


           - The fact that before IIAC became an affiliate of the Company, the Company's Board of Directors, in order to permit a future merger between IIAC and the Company and to satisfy limitations otherwise applicable to such a merger under the Company's Certificate of Incorporation, approved a business combination between IIAC (or an affiliate of IIAC) and the Company, provided that, among other things, it occurred by July 25, 1998 and involved the receipt by holders of Shares of at least $7.05 per Share in cash.

           - The trading price and volume history of the Shares since the consummation of the Tender Offer and the fact that the daily closing price of the Shares has not exceeded $7.00 since the consummation of the Tender Offer. The Merger price represents a premium of 18% over the average daily closing price of the Shares between August 29, 1997, the date of the consummation of the Tender Offer, and May 29, 1998, the last trading day before this Schedule 13E-3 was filed.

           -    The fact that IIAC is not interested in selling its Shares.

           - The fact that the Merger price represents a significant premium over various internal valuation analyses prepared by IIAC. Such analyses include comparisons to comparable companies based on trailing and projected earnings as well as a "breakup" valuation analysis.


                     Comparisons to Selected Publicly Traded Companies. IIAC
                identified certain financial information for a group of eight publicly-traded companies (consisting of Flowserve Corporation, General Signal Corporation, Idex Corporation, Pentair Inc., Regal Beloit Corporation, TB Woods Corporation, Thomas Industries Inc. and United Dominion Industries Limited (collectively, the "Selected Companies")). The Selected Companies were chosen based on a variety of characteristics, including their industrial manufacturing operations, the nature of the products and markets served and their relative size. IIAC believes that the Selected Companies represent a reasonable peer group and provide a basis for determining market multiples for the Company. The financial information included (i) ratios of common and preferred equity market value plus debt to earnings before interest, taxes, depreciation and amortization ("EBITDA") calculated on a trailing twelve months basis ("EBITDA Multiple"), and (ii) ratios of common equity market values to estimated earnings for fiscal 1998 ("1998 PE Ratio"). To calculate the EBITDA Multiples and 1998 PE Ratios for the Selected Companies, IIAC used publicly available information concerning the historical and projected financial performance of the Selected Companies, including earnings estimates reported by Bloomberg L.P.

                IIAC estimated the market value of the Company prior to any deductions for outstanding debt ("Enterprise Value") by (i) multiplying its EBITDA for the twelve months ended March 31, 1998 by a multiple of 8.0x and (ii) subtracting from such result the estimated costs to retire its outstanding debt along with certain contingent liabilities primarily generated by its discontinued operations. IIAC believes the Company multiple is appropriate based on those of the Selected Companies (which ranged from 7.1x to 10.8x, with a mean of 8.2x) as well as factors specific to the Company, including its history of significant operating losses, leveraged capital structure with highly restrictive bond and bank covenants, lack of trading liquidity and absence of analyst research coverage. The Enterprise Value of the Company was reduced by the Company's outstanding debt to determine an implied net equity value. IIAC calculated the implied net equity value of the Company on this basis to be approximately $96 million, or $5.61 per Share. IIAC noted that the Merger price represents a premium over this implied value of approximately 25%.

                IIAC estimated the implied net equity value of the Company by
                (i) multiplying Company management's internal estimate of after-tax earnings per Share for the year ending December 31, 1998 (exclusive of any impact from discontinued operations, extraordinary items and any benefit from its net operating loss carry-forwards) by a multiple of 14.0x and (ii) subtracting from such result the estimated costs to retire certain contingent liabilities of the Company primarily generated by discontinued operations. IIAC believes the Company multiple is appropriate based on those of the Selected Companies (which ranged from 12.9x to 17.6x, with a mean of 15.1x) as well as factors specific to the Company, including its history of operating losses, leveraged capital structure with highly restrictive bond and bank covenants, lack of trading liquidity and absence of analyst research coverage. IIAC calculated the implied net equity value of the Company on this basis to be approximately $102 million, or $5.97 per Share. IIAC noted that the Merger price represents a premium over this implied value of approximately 18%.

                        "Breakup" Analysis. IIAC estimated the implied equity
                 value of the Company by adding the estimated stand-alone sale values of the Company's three operating segments--Boston Gear, Imo Pumps and Morse Controls--and reducing the result by (i) the estimated costs to retire the Company's outstanding debt,
                 (ii) the unpaid principal balance of the Company's outstanding debt and (iii) the estimated tax liability, net of the application of the Company's net operating loss tax carry-forwards, that would be incurred by the Company as the result of the sale of the operating segments at their estimated stand-alone values. The estimated stand-alone sale values of the Company's operating segments were determined by multiplying the EBITDA for the twelve months ended March 31, 1998 for each segment by a multiple reflecting IIAC's estimate of the average multiples used to determine arm's-length purchase/sales prices for comparable businesses in each of the three segments. This estimate was based on IIAC's review of financial information relating to publicly disclosed sales transactions involving industrial manufacturing companies that took place in the twelve month period ended March 31, 1998. IIAC calculated the implied equity value of the Company on this basis to be approximately $105 million, or $6.13 per Share. IIAC noted that the Merger price represents a premium over this implied value of approximately 15%.

           - The fact that the Merger price represents a premium of 37.7% over the $5.12 book value per Share as of April 3, 1998, the most recent quarter-end, and a premium of $14.96 per Share over the negative net tangible book value of $7.91 as of April 3, 1998.

           - The continued illiquidity of the Shares, including the facts that there has been limited public trading in the Shares following completion of the Tender Offer (the average daily trading volume of the Shares since the consummation of the Tender Offer has been less than 2,600 Shares per day) and, as noted in Item 7(c), the NYSE has observed that the Company has fallen below certain continued listing criteria and that the NYSE was carefully considering the appropriateness of the continued listing of the Shares.

           - The fact that the Company's long-term debt instruments place a variety of restrictions on the Company's ability to pay dividends on the Shares.

           - IIAC's belief that the Merger price is fair, relative to the Company's operating results and prospects, after taking into account the sales of Roltra-Morse and Instrumentation.

           In light of the number and variety of factors considered in connection with the evaluation of the Merger, it was not deemed practicable to assign relative weights to the foregoing factors, and, accordingly, no relative weights were assigned.

           The Merger is structured so as not to require the approval of a majority of the Shares held by public stockholders. The Tender Offer was conditioned on the tender of more than 80% of the outstanding Shares, and more than 92% of the outstanding Shares were in fact tendered in the Tender Offer.

           Because the Merger is being effected as a "short-form" merger under Delaware law, it does not require approval either by stockholders (other than Merger Sub) or by the Board of Directors of the Company. As noted above, the Tender Offer was unanimously recommended by the Board of Directors (including the non-employee directors) of the Company, none of whom was affiliated with IIAC. IIAC and Merger Sub believe that effecting the transaction as a "short-form" merger is the quickest and least costly way to effect the acquisition of the remaining equity interest in the Company, and to pay the purchase price for that equity interest to the other stockholders as quickly as possible.

ITEM 9.    REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

(a)-(c) The Company has not obtained a report from an outside party relating to the Merger.


ITEM 10.   INTEREST IN SECURITIES OF THE ISSUER

(a) Merger Sub is the beneficial owner of 15,905,971 Shares, representing 92.8% of the outstanding Shares. Because IIAC owns 100% of the equity interest in Merger Sub, and because Messrs. Steven M. Rales and Mitchell P. Rales have a controlling equity interest in IIAC, each may also be deemed to be the beneficial owners of these Shares.

(b) With the exception of the contribution of the Shares from IIAC to Merger Sub on June 1, 1998, none of the Shares referred to in the preceding paragraph was acquired in the past 60 days.


ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES

           The senior bank lenders under the Credit and Guaranty Agreement, dated as of August 29, 1997, among the Company, IIAC, certain financial institutions, The Bank of Nova Scotia and NationsBanc Capital Markets Inc., as amended (the "Credit and Guaranty Agreement"), were granted a lien on the 92.8% of the Shares owned by IIAC. As a result of the Merger, IIAC will own, and the senior bank lenders will have a lien upon, 100% of the outstanding common stock of the Company.


ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION

(a)        Not applicable.

(b) As a "short form" merger pursuant to Section 253 of the DGCL, the transaction described in this Schedule 13E-3 will not require approval by the board of directors of the Company or by any of the Company's stockholders other than Merger Sub (by action of its board).


ITEM 13.   OTHER PROVISIONS OF THE TRANSACTION

(a) Holders of the Shares are entitled to appraisal rights under Section 262 of the DGCL. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect whatever appraisal rights the beneficial owner may have.

           THE FOLLOWING DISCUSSION IS NOT A COMPLETE STATEMENT OF THE LAW PERTAINING TO APPRAISAL RIGHTS UNDER THE DGCL AND IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF SECTION 262, WHICH IS REPRINTED IN ITS ENTIRETY AS APPENDIX A TO THE NOTICE OF MERGER AND APPRAISAL RIGHTS ATTACHED TO THIS SCHEDULE 13E-3 AS EXHIBIT (E). All references in
           Section 262 and in this summary to a "stockholder" are to the record holder of the Shares as to which appraisal rights are asserted. As used herein, "Surviving Corporation" means the Company as the corporation surviving the Merger.

           Under the DGCL, holders of Shares who do not wish to accept pursuant to the Merger the consideration of $7.05 per Share and who follow the procedures set forth in Section 262 will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the "fair value" of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, as determined by such court. Any holder of Shares who wishes to exercise such appraisal rights, or who wishes to preserve his right to do so, should review carefully the following discussion, the Notice of Merger and Appraisal Rights and the Appendix A thereto, because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.


           A holder of Shares wishing to exercise his appraisal rights must deliver to the Secretary of the Company, ON OR BEFORE JUNE 28, 1998, a written demand for appraisal of his Shares. A demand for appraisal should be delivered to the Company at the following address:


                               Imo Industries Inc.
                               1009 Lenox Drive, Building Four West
                               Lawrenceville, New Jersey 08648-0550
                               Attn: Corporate Secretary

           As provided under Section 262, failure of a holder of Shares to make a written demand for appraisal (or a beneficial owner of Shares who fails to cause the record holder of such Shares to demand an appraisal of such Shares) within such time limit will result in the loss of such holder's appraisal rights.

           Only a holder of record of the Shares is entitled to assert appraisal rights for the Shares registered in that holder's name. A demand for appraisal must be executed by or on behalf of the holder of record, fully and correctly, as his or her name appears on the stock certificates for the Shares. If the Shares are owned of record in a fiduciary or representative capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy and tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners. A record holder such as a broker who holds Shares as nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners; in such case, the written demand should set forth the number of Shares as to which appraisal is sought and when no number of Shares is expressly mentioned the demand will be presumed to cover all Shares held in the name of the record owner. Stockholders who hold their Shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

           Within 120 calendar days after the Effective Date of the Merger, but not thereafter, the Surviving Corporation, or any stockholder who is entitled to appraisal rights under Section 262 and has complied with the requirements of Section 262, may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares. The Surviving Corporation is under no obligation to and has no present intention to file a petition in respect to the appraisal of the fair value of the Shares. Accordingly, it is the obligation of the stockholders to initiate all necessary action to perfect their appraisal rights within the time prescribed in Section 262. At any time within 60 calendar days after the Effective Date of the Merger, any stockholder who has demanded appraisal has the right to withdraw the demand and accept the consideration offered pursuant to the Merger.


           Within 120 days after the Effective Date of the Merger, any stockholder who has complied with the requirements under Section 262 for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed (a) within 10 calendar days after a written request therefor has been received by the Surviving Corporation, or (b) by July 8, 1998 (i.e., within 10 calendar days after the expiration of the period of delivery of demands for appraisal), whichever is later.


           If a petition for an appraisal is duly filed by a holder of Shares, and a copy thereof is delivered to the Surviving Corporation. the Surviving Corporation will then be obligated within 20 calendar days to provide the Register in Chancery with a duly verified list containing the names and addresses of all holders of Shares who have demanded an appraisal of their Shares and with whom agreements as to the value of their Shares have not been reached by the Company. After notice to holders of Shares, the Delaware Court of Chancery is empowered to conduct a hearing on such petition to determine those holders of Shares who have complied with Section 262 and who have become entitled to appraisal rights. The Delaware Court of Chancery may require the holders of Shares who have demanded an appraisal for their Shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding; and if any holder of Shares fails to comply with such direction, the Delaware Court of Chancery may dismiss the proceedings as to such stockholder.

           After determining the stockholders entitled to an appraisal, the Delaware Court of Chancery will appraise the "fair value" of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. The Delaware Supreme Court has stated that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in the appraisal proceedings. In addition, Delaware courts have held that the Section 262 appraisal remedy, depending on factual circumstances, may or may not be a dissenter's exclusive remedy. The Court will also determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose Shares have been appraised.

           The costs of the appraisal proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. The Court may also order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the Shares entitled to be appraised.

           No stockholder, whether or not he has duly demanded an appraisal in compliance with Section 262, will, from and after the Effective Date of the Merger, be entitled to vote any Shares for any purpose or be entitled to the payment of dividends or other distributions on any Shares (except dividends or other distributions payable to stockholders of record at a date prior to the Effective Date of the Merger).

           If any stockholder who demands appraisal of his Shares under Section 262 fails to perfect, or effectively withdraws or loses, his or her right to appraisal, as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive $7.05 in cash per Share, without interest. Such stockholders must follow the procedures set forth in the Letter of Transmittal and accompanying instructions.

           FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

(b)-(c)    Not applicable.


ITEM 14.   FINANCIAL INFORMATION

(a)(1)-(2) Exhibits (g)(1) and (g)(2) are incorporated herein by reference.

(a)(3) The ratio of earnings to fixed charges of the Company for the quarter ending April 3, 1998, was 1.64. For fiscal 1996, the period in fiscal 1997 prior to the consummation of the Tender Offer and the period in fiscal 1997 subsequent to the consummation of the Tender Offer, the fixed charges of the Company exceeded its earnings by $20.4 million, $30.0 million and $5.5 million, respectively.

(a)(4) Book value per share of the Company as of the end of fiscal year 1997 and as of April 3, 1998, were $5.27 and $5.12, respectively.

(b) Completion of the Merger is not expected to have a material effect on the Company's balance sheet, earnings, or book value per share.


ITEM 15.   PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED

(a); (b)        None.


ITEM 16.   ADDITIONAL INFORMATION

                None.


ITEM 17.   MATERIAL TO BE FILED AS EXHIBITS

(a)(1)+    Subordinated Note dated May 29, 1998 issued by IIAC to Michell P.
           Rales.

(a)(2)+    Subordinated Note dated May 29, 1998 issued by IIAC to Steven M.
           Rales.

(b)        None.

(c)+ Credit and Guaranty Agreement dated as of August 29, 1997 among IIAC, the Company, certain financial institutions, the Bank of Nova Scotia, and NationsBanc Capital Markets, Inc.**


(d)+       Letter to Stockholders from IIAC.*


(e)        Notice of Merger and Appraisal Rights.*

(f)        None.

(g)(1) Audited financial statements for the fiscal years required to be filed with the Company's annual report for the year ended December 31, 1997.*

(g)(2)+ Unaudited financial statements required to be included in the Company's quarterly report for the period ended April 3, 1998.*


* Included in materials sent to stockholders.
**Incorporated by reference to Exhibit 10 to the Company's Quarterly Report on Form 10-Q for the period ending September 30, 1997.
+ Previously filed.

                                    SIGNATURE

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



           June 4, 1998


                                                II ACQUISITION CORP.


                                                By: /s/ Philip W. Knisely
                                                    ____________________________
                                                Name: Philip W. Knisely
                                                Title: Chief Executive Officer
                                                       and President


                                                IMO MERGER CORP.


                                                By: /s/ Philip W. Knisely
                                                    ____________________________
                                                Name: Philip W. Knisely
                                                Title: Chief Executive Officer
                                                       and President

                                                /s/ Steven M. Rales
                                                _______________________________
                                                Steven M. Rales


                                                /s/ Mitchell P. Rales
                                                _______________________________
                                                Mitchell P. Rales

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
                                INDEX OF EXHIBITS


(a)(1)+    Subordinated Note dated May 29, 1998 issued by IIAC to Michell P.
           Rales.

(a)(2)+    Subordinated Note dated May 29, 1998 issued by IIAC to Steven M.
           Rales.

(b)        None.

(c)+ Credit and Guaranty Agreement dated as of August 29, 1997 among IIAC, the Company, certain financial institutions, the Bank of Nova Scotia, and NationsBanc Capital Markets, Inc.**


(d)+       Letter to Stockholders from IIAC.*


(e)        Notice of Merger and Appraisal Rights.*

(f)        None.

(g)(1) Audited financial statements for the fiscal years required to be filed with the Company's annual report for the year ended December 31, 1997.*

(g)(2)+ Unaudited financial statements required to be included in the Company's quarterly report for the period ended April 3, 1998.*


* Included in materials sent to stockholders.
**Incorporated by reference to Exhibit 10 to the Company's Quarterly Report on Form 10-Q for the period ending September 30, 1997.
+ Previously filed.

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